SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MASTECH DIGITAL, INC.

(NAME OF ISSUER)

Common Stock, $.01 par value per share

(TITLE OF CLASS OF SECURITIES)

57633B100

(CUSIP NUMBER)

John J. Cronin, Jr.

Chief Financial Officer and Corporate Secretary

Mastech Digital, Inc.

1305 Cherrington Parkway Building 210, Suite 400

Moon Township, Pennsylvania 15108

(412) 787-2100

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 16, 2022

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX  ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 57633B100

1.	NAME OF REPORTING PERSON Manoj Singh, as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,850,000 (See Item 5(a))
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,850,000 (See Item 5(a))
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,850,000 (See Item 5(a))
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% (See Item 5(a))
14.	TYPE OF REPORTING PERSON* IN

Explanatory Note: This amendment No. 1 amends the Schedule 13D of Manoj Singh, as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust (the “Reporting Person”) that was filed with the Securities and Exchange Commission on September 25, 2020 (the “Initial Schedule 13D”) with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Mastech Digital, Inc. (“Mastech”). This amendment constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Initial Schedule 13D. Except as set forth herein, the Initial Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

In connection with estate planning transactions, Sunil Wadhwani sold 991,000 shares of Common Stock (the “Shares”) to the Trust on December 16, 2022, pursuant to that certain Stock Purchase Agreement, dated December 16, 2022 (the “Stock Sale”).

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Sunil Wadhwani sold the Shares to the Trust for estate planning purposes. Pursuant to Section 5.02 of the Irrevocable Trust Agreement creating the Sunil Wadhwani 2020 Exempt Family Trust, dated as of March 19, 2020 (the “Trust Agreement”), the Northern Delaware Trust Company of Delaware (the “Trustee”) (or its successors, or, if more than one trustee is appointed pursuant to the Trust Agreement, then such trustees) has certain powers with respect to the administration of the Trust Estate (as defined in the Trust Agreement), which includes the Shares, including, without limitation, the power to sell or otherwise dispose of the Shares, to exercise voting rights with respect to the Shares, to exchange the Shares for other securities issued in connection with any reorganization, recapitalization, merger, liquidation or sale of the Issuer or its assets, and to exercise other rights with respect to the Shares. Notwithstanding the foregoing, pursuant to Section 7.07 of the Trust Agreement, so long as there is a Trust Protection Committee (the “Committee”), the power, discretion and authority granted to the Trustee (or its successors, or, if more than one trustee is appointed pursuant to the Trust Agreement, then such trustees) with respect to certain actions, including actions with respect to the Shares, as described in the foregoing sentence, shall be exercised at the direction of the Committee. As of the date of the Trust Agreement, the Reporting Person is the sole member of the Committee.

The Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) According to the Company’s Quarterly Report on form 10-Q for the quarterly period ended September 30, 2022, as of October 31, 2022, there were 11,617,709 shares of Common Stock outstanding. As a result, the Reporting Person may be deemed the beneficial owner of 1,850,000 shares of Common Stock of the Company, which comprises 16% of the issued and outstanding Common Stock. Nonetheless, the Reporting Person disclaims beneficial ownership of such shares except to the extent of its rights under the Trust Agreement are deemed to constitute beneficial ownership.

(b) By virtue of being the sole member of the Committee, the Reporting Person has sole power to direct the vote of all the Shares and to direct the disposition of the Shares.

(c) On December 16, 2022, Sunil Wadhwani sold the Shares to effect the Stock Sale. The purchase price for the Shares is equal to their fair market value, which will be determined pursuant to an appraisal. Upon receipt, such appraisal will be reviewed and confirmed by Sunil Wadhwani and the Trust pursuant to that certain Confirmation Agreement, dated as of December 16, 2022, a form of which is attached hereto. The purchase price will be paid by the Trust pursuant to a Promissory Note made in favor of the Sunil Wadhwani Trust, a form of which is attached hereto.

(d) The Reporting Person affirms that, other than the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described above and provided for in the agreements attached hereto, there are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer’s securities, including but not limited to the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.	Materials to be filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1	Stock Purchase Agreement, dated December 16, 2022, by and between Sunil Wadhwani and the Sunil Wadhwani 2020 Exempt Family Trust

Exhibit 2	Confirmation Agreement, dated as of December 16, 2022, by and between Sunil Wadhwani and the Sunil Wadhwani 2020 Exempt Family Trust

Exhibit 3	Promissory Note, dated as of December 16, 2022, made by the Sunil Wadhwani 2020 Exempt Family Trust in favor of the Sunil Wadhwani Trust

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     December 27, 2022

/s/ Manoj Singh

Sole Member of Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust